Mail Stop 4561

December 18, 2008

Guy Robert Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
PO Box 1000
Edinburgh, Scotland EH12 1HQ

      RE: The Royal Bank of Scotland Group plc
              Form 20-F for Fiscal Year Ended December 31, 2007
              Form 6-K filed November 4, 2008
              File No. 001-10306

Dear Mr. Whittaker,

We have reviewed your letter filed on November 3, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Financial Statements

Note 10. Financial Instruments, page 127

1.   We note your response to comment two from our September 25, 2008 letter. Please tell us in detail how you considered the Group's own credit risk when valuing derivative liabilities as of December 31, 2007 and during 2008. If you did not consider the Group's own credit risk, please tell us how you believe your valuation policies were consistent with the guidance in IAS 39. We also refer to paragraph 80 of the IASB Expert Advisory Panel paper "Measuring and disclosing the fair value of financial instruments in markets that are no longer active" issued in October 2008.

Form 6-K Filed November 4, 2008

You disclose that in accordance with the amendment to IAS 39, you reclassified certain loans and debt securities for which no active market existed in 2008 and which management intends to hold for the foreseeable future from held-for-trading to loans and receivables.

2.   Please tell us the specific paragraph in the amendment to IAS 39 on which you rely to reclassify the securities. Please consider disclosing this information or disclosing if the transferred securities met the definition of loans and receivables in future filings.

3.   Please tell us in detail and revise to briefly disclose how you defined foreseeable future on the date of reclassification. Additionally, please quantify the numeric time period used for evaluating the foreseeable future and discuss if it varied by asset type.

4.   Please tell us the specific facts and circumstances under which you believe you would exit or trade reclassified financial assets.

5.   We note that to meet the definition of loans and receivables in IAS 39, the non-derivative assets must have fixed or determinable payments and must not be quoted in an active market. Please tell us whether the reclassified financial assets have historically "not been quoted in an active market" as discussed in AG 71 of IAS 39 or simply meet this criterion in the current period given the status of the worldwide credit markets. To the extent the latter is true, please tell us whether you plan to reclassify the financial assets out of loans and receivables once the market returns to normal and current pricing information exists. If so, please tell us where you would reclassify these financial assets and consider clarifying your disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your response letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael Volley
Staff Accountant